[LEXICON PHARMACEUTICALS LETTERHEAD]
December 14, 2007
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Mark Brunhofer Division of Corporate Finance

Re:	Lexicon Pharmaceuticals, Inc. Form 10-K for the fiscal year ended December 31, 2006 Form 10-Q for the quarterly period ended September 30, 2007 File No. 000-30111
Dear Mr. Brunhofer:
     Reference is made to the comment letter dated November 16, 2007 from the Securities and Exchange Commission’s staff with respect to the above-referenced filings. We are currently preparing our responses to those comments and respectfully request an additional 5 business days, in addition to the previously requested extension of 10 business days, within which to provide you with those responses.
     Please contact me at (281) 863-3321 if you are unable to grant this requested extension or if you have any additional comments or questions concerning this letter.

Very truly yours,
/s/ Jeffrey L. Wade
Jeffrey L. Wade
Executive Vice President and General Counsel